UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  FORM 11-K



__X__ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the fiscal year ended December 31, 1996

                                      OR

______ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the transition period from_______________to________________


                       Commission File Number: 0-26094


A. Full name of the plan and the address of the plan, if different from that of the issuer named below:

                    SOS Staffing Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          SOS Staffing Services, Inc.
                             1415 South Main Street
                           Salt Lake City, Utah 84115

                                                               EIN: 87-0295503
                                                              Plan Number: 002


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
     SOS Staffing Services, Inc. 401 (k) Plan:

We have audited the accompanying statements of net assets available for benefits of the SOS Staffing Services, Inc. 401 (k) Plan as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
  June 17, 1997

                   SOS STAFFING SERVICES, INC. 401(k) PLAN
                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES






Statements of Net Assets Available for Benefits
      As of December 31, 1996 and 1995                                  4-5

Statement of Changes in Net Assets Available for Benefits
      For the Year Ended December 31, 1996                              6-8

Notes to Financial Statements                                           9-12

Schedule of Assets Held for Investment Purposes
      As of December 31, 1996                                           13

Schedule of Reportable Transactions
      For the Year Ended December 13, 1996                              14

Signatures                                                              15

Index to Exhibits                                                       16

Exhibit                                                                 17

                   SOS STAFFING SERVICES, INC. 401(k) PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           AS OF DECEMBER 31, 1996

                                           1996 FUND INFORMATION
                                  --------------------------------------
                                                             Fidelity
                     Fidelity Money  Fidelity                  Equity    Fidelity
                         Market    Intermediate   Fidelity    Income II   Blue Chip
                          Fund       Bond Fund  Puritan Fund    Fund    Growth Fund
                        ---------    ---------   ---------   ---------  -----------

INVESTMENTS:
  Mutual fund           $      -   $   30,360  $  176,014  $   70,229 $  182,640
  Money market           241,677            -         927           -      2,774

RECEIVABLES:
  Participants'
    contributions          5,701        1,452       2,973       5,008      6,041
  Employer contributions   3,228        1,786       4,031       6,558     10,200
  Interest and Dividends   1,115          161           3       3,524        566


EXCESS CONTRIBUTIONS
  PAYABLE                (10,980)        (750)     (5,687)    (10,967)   (23,607)
                      ----------   ----------  ----------  ---------- ----------
NET ASSETS AVAILABLE
  FOR BENEFITS        $  240,741   $   33,009  $  178,261  $   74,352 $  178,614
                      ==========   ==========  ==========  ========== ==========

                                        1996 FUND INFORMATION
                              ------------------------------------------
                        Fidelity    Fidelity                 Kemper
                        Emerging   Worldwide   SOS Stock   Advantage
                      Growth Fund     Fund        Fund        III        Total
                      -----------  ----------  ---------   ---------  ----------
INVESTMENTS:
  Mutual fund          $  200,460  $   69,162    $     -     $     -  $  728,865
  Money market                 -           -       8,474           -     253,852
  Common stock                 -           -      76,713           -      76,713
  Pooled separate
     account                   -           -           -      65,639      65,639

RECEIVABLES:
  Participants'
    contributions           6,402       1,555      5,178       1,643      35,953
  Employer contributions    6,972       2,136      6,070           -      40,981
  Interest and Dividends        7           3         27           -       5,406


EXCESS CONTRIBUTIONS
  PAYABLE                 (35,130)     (6,056)   (11,314)          -    (104,491)
                       ----------  ---------- ----------  ----------  ----------
NET ASSETS AVAILABLE
  FOR BENEFITS         $  178,711  $   66,800 $   85,148  $   67,282  $1,102,918
                       ==========  ========== ==========  ==========  ==========


                        The accompanying notes are an
                      integral part of these statements

                   SOS STAFFING SERVICES, INC. 401(k) PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           AS OF DECEMBER 31, 1995

                                  1995 FUND INFORMATION
                              -----------------------------

                      Eaton Vance Cash Reserve              Alliance
                       Government and Money Bond Fund Growth and Bond Fund Market Fund of America Income Fund
                       ---------  -----------  ---------- -----------
INVESTMENTS:
  Mutual fund         $   69,179     $      -  $   90,310  $   98,337
  Money market                 -      125,534           -           -

RECEIVABLES:
  Participants'
    contributions              -       25,689           -           -
  Employer contributions       -       32,028           -           -


EXCESS CONTRIBUTIONS
  PAYABLE                    (79)     (97,246)     (3,162)     (6,302)
                      ----------   ----------  ----------  ----------

NET ASSETS AVAILABLE
  FOR BENEFITS        $   69,100   $   86,005  $   87,148  $   92,035
                      ==========   ==========  ==========  ==========

                                1995 FUND INFORMATION
                             ---------------------------
                       Templeton    Dreyfuss      Kemper
                        Foreign     Capital     Advantage
                          Fund    Value-A Fund     III        Total
                       ---------   ----------   ---------   --------
INVESTMENTS:
  Mutual fund           $107,134     $ 42,365     $     - $  407,325
  Money market                 -            -           -    125,534
  Pooled separate
     account                   -            -      60,794     60,794


RECEIVABLES:
  Participants'
    contributions              -          349       5,839     31,877
  Employer contributions       -            -           -     32,028


EXCESS CONTRIBUTIONS
  PAYABLE                 (2,315)           -           -   (109,104)
                        --------     --------  ---------- ----------

NET ASSETS AVAILABLE
  FOR BENEFITS          $104,819     $ 42,714  $   66,633 $  548,454
                        ========     ========  ========== ==========

                        The accompanying notes are an
                      integral part of these statements

                   SOS STAFFING SERVICES, INC. 401(k) PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                FUND INFORMATION
                             ---------------------------------------------------------
                                                                Fidelity
                             Fidelity    Fidelity    Fidelity    Equity    Fidelity
                               Money   Intermediate   Puritan   Income II  Blue Chip
                            Market Fund  Bond Fund     Fund       Fund    Growth Fund
                            -----------  ---------  ----------  ---------  ----------

 ADDITIONS:

   Contributions:
     Participants            $   71,624 $    6,139 $   13,115  $   22,256 $   29,290
     Employer                     3,228      1,786      4,031       6,558     10,200
     Rollover                    26,973      3,736    127,485      10,213     68,650
                             ---------- ---------- ----------  ---------- ----------
           Total contributions  101,825     11,661    144,631      39,027    108,140
                             ---------- ---------- ----------  ---------- ----------

   Investment income:
     Net appreciation
       (depreciation) in fair
       value of investments           -        423       (145)      1,144      4,309
     Interest and dividends      11,626      1,042     14,940       3,949     11,764
                             ---------- ---------- ----------  ---------- ----------
           Total investment
               income            11,626      1,465     14,795       5,093     16,073
                             ---------- ---------- ----------  ---------- ----------

           Total additions      113,451     13,126    159,426      44,120    124,213
                             ---------- ---------- ----------  ---------- ----------
 DEDUCTIONS:
   Benefits paid to
     participants               (52,563)    (1,270)      (358)       (799)    (1,851)
   Administrative fees           (3,887)      (111)      (430)       (211)      (505)
                             ---------- ---------- ----------  ---------- ----------
           Total deductions     (56,450)    (1,381)      (788)     (1,010)    (2,356)
                             ---------- ---------- ----------  ---------- ----------

 INTERFUND TRANSFERS            183,740     21,264     19,623      31,242     56,757
                             ---------- ----------   --------  ---------- ----------

 NET INCREASE (DECREASE)        240,741     33,009    178,261      74,352    178,614

 NET ASSETS AVAILABLE FOR
  BENEFITS:

     Beginning of year                -          -          -           -          -
                             ---------- ---------- ----------  ----------  ---------

     End of year             $  240,741 $   33,009 $  178,261  $   74,352 $  178,614
                             ========== ========== ==========  ========== ==========


                        The accompanying notes are an
                      integral part of these statements

                   SOS STAFFING SERVICES, INC. 401(k) PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                      FUND INFORMATION
                             -------------------------------------------------------------

                              Fidelity    Fidelity                 Kemper    Eaton Vance
                              Emerging    Worldwide  SOS Stock   Advantage    Government
                             Growth Fund    Fund       Fund         III       Bond Fund
                             -----------  ---------  ---------  ----------   -----------
 ADDITIONS:
   Contributions:
     Participants            $   14,016 $    6,069 $   20,522   $   6,696      $      -
     Employer                     6,972      2,136      6,070           -             -
     Rollover                    70,264     31,549     28,374           -             -
                             ---------- ---------- ----------  ----------    ----------
           Total contributions   91,252     39,754     54,966       6,696             -
                             ---------- ---------- ----------  ----------    ----------

   Investment income:
     Net appreciation
       (depreciation) in fair
       value of investments        (834)     3,175    (16,108)          -        (2,177)
     Interest and dividends       2,764      1,723        432       6,150         1,359
                             ---------- ---------- ----------  ----------    ----------
           Total investment
               income             1,930      4,898    (15,676)      6,150          (818)
                             ---------- ---------- ----------  ----------    ----------

           Total additions       93,182     44,652     39,290      12,846          (818)
                             ---------- ---------- ----------  ----------    ----------
 DEDUCTIONS:
   Benefits paid to
     participants                (1,756)      (290)    (1,615)    (11,746)         (448)
   Administrative fees             (607)      (201)      (320)       (451)            -
                             ---------- ---------- ----------  ----------    ----------
           Total deductions      (2,363)      (491)    (1,935)    (12,197)         (448)
                             ----------  --------- ----------  ----------    ----------

 INTERFUND TRANSFERS             87,892     22,639     47,793         -         (67,834)
                             ----------  --------- ----------  ----------    ----------

 NET INCREASE (DECREASE)        178,711     66,800     85,148         649       (69,100)

 NET ASSETS AVAILABLE FOR
   BENEFITS:

     Beginning of year                -          -          -      66,633        69,100
                             ---------- ---------- ----------  ----------    ----------

     End of year             $  178,711 $   66,800 $   85,148  $   67,282      $      -
                             ========== ========== ==========  ==========    ==========

                          The accompanying notes are an
                        integral part of these statements

                                                                     Page 3 of 3
                   SOS STAFFING SERVICES, INC. 401(k) PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1996



                                         FUND INFORMATION
                        ----------------------------------------------------

                                                                  Dreyfuss
                     Cash Reserve  Bond Fund  Alliance   Templeton Capital
                       and Money      of     Growth and   Foreign  Value-A
                      Market Fund   America  Income Fund    Fund    Fund     Total
                      -----------  --------- -----------  -------  -------  --------

 ADDITIONS:
   Contributions:
     Participants        $      -   $       -  $     -   $     - $      -  $  189,727
     Employer                   -           -        -         -        -     40,981
     Rollover                   -           -        -         -        -    367,244
                        ----------  ---------  -------   ------- --------  ----------
           Total contributions  -           -        -         -        -    597,952
                        ----------  ---------  -------   ------- --------  ----------

   Investment income:
     Net appreciation
       (depreciation) in
       fair value of
       investments              -      (2,691)   4,439      (337)     800     (8,002)
     Interest and dividends 1,935       1,363      496       839        -     60,382
                        ----------  ---------  ------- ---------  -------  ----------
           Total investment
             income         1,935      (1,328)   4,935       502      800     52,380
                        ----------  ---------  ------- ---------  -------  ----------

           Total additions  1,935      (1,328)   4,935       502      800    650,332
                        ----------  ---------  ------- ---------  -------  ----------
 DEDUCTIONS:
   Benefits paid to
     participants          (1,649)     (9,893)  (4,429)     (478)       -    (89,145)
   Administrative fees          -           -        -         -        -     (6,723)
                        ----------  ---------  -------  --------  -------  ----------
           Total
             deductions    (1,649)     (9,893)  (4,429)     (478)       -    (95,868)
                        ----------  ---------  -------  --------  -------  ----------

 INTERFUND TRANSFERS      (86,291)    (75,927) (92,541) (104,843) (43,514)         -
                        ----------  ---------  -------  --------  -------  ----------

 NET INCREASE (DECREASE)  (86,005)    (87,148) (92,035) (104,819) (42,714)   554,464

 NET ASSETS AVAILABLE FOR
 BENEFITS:

     Beginning of year     86,005      87,148   92,035   104,819   42,714    548,454
                        ----------  ---------  -------  -------- --------  ----------

     End of year         $      -   $       -  $     -  $      - $      -  $1,102,918
                        ==========  =========  =======  ======== ========  ==========


                        The accompanying notes are an
                      integral part of these statements

                   SOS STAFFING SERVICES, INC. 401(k) PLAN

                      NOTES TO THE FINANCIAL STATEMENTS



(1)   PLAN DESCRIPTION

The following description of the SOS Staffing Services, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General

The Plan is a defined contribution plan established by SOS Staffing Services, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Employees who complete 1,000 hours of service during a 12-month period and who have reached the age of 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependants and beneficiaries. The Plan's trustee is First Security Bank of Utah, N.A.

Contributions

Eligible employees can elect to make contributions to the Plan and such contribution amounts are subject to certain limitations under the IRC. The Company can elect to make discretionary matching contributions to the Plan. For the year ended December 31, 1996, the Company provided a matching contribution equal to 33-1/3 percent of each non-highly compensated staff employee participant's contribution up to a maximum matching contribution of $1,000 per each such participant.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service as defined by the Plan. A participant vests according to the following schedule:

                   Less than three years          0%
                   Three years                   50
                   Four years                    75
                   Five years or more           100%
Forfeitures

At December 31, 1996, forfeited nonvested accounts totalled approximately $4,028. These amounts will be used to reduce future employer contributions.

Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump sum distribution or an annuity to be paid in monthly installments.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Investment Options

At December 31, 1995, the Plan provided for seven investment options. During 1996, the investment options were changed and the balances from all but the Kemper Advantage III fund were transferred to the new investment options based upon participant direction.

As of December 31, 1996, participants may direct their contributions, the employer matching contributions and any related earnings into several investment options. Participants may change their investment elections quarterly. A brief description of each investment option is provided below:

      Fidelity Money Market Fund
      This fund's objective is to obtain a high level of current income while at the same time preserving principal and providing liquidity. The fund invests in a broad range of high-quality short-term obligations such as certificates of deposit, U.S. government obligations and commercial paper.

      Fidelity Intermediate Bond Fund
      This fund's objective is to provide security, total return and high current income. The fund invests in bonds with a maturity of three to ten years with a rating of BBB or higher.

      Fidelity Puritan Fund
      This fund's  objective is to seek income  consistent with  preservation of
      capital.   The  fund  invests  in  a  broadly  diversified   portfolio  of
      high-yielding common stocks, preferred stocks and bonds of any quality.

      Fidelity Equity-Income II Fund
      This fund's objective is to seek income from equity investments with the potential for future investment growth. The fund invests approximately 80% of its assets in income-producing common or preferred stock.

      Fidelity Blue Chip Growth Fund
      This fund's objective is to seek growth of capital over the long-term by investing primarily in a broadly-diversified portfolio of common stocks of well-known and established companies.

      Fidelity Emerging Growth Fund
      This fund's objective is to seek long-term capital appreciation. The fund normally invests at least 65% of its assets in equity securities of emerging-growth companies. It may also invest in debt securities and foreign securities.

      Fidelity Worldwide Fund
      This fund's objective is to seek capital growth by investing in securities issued anywhere in the world. The fund invests primarily in common stocks and other equity securities, generally focusing in the three major markets of the world: North America, Europe, and the Pacific Basin.

      SOS Staffing Services, Inc. Common Stock
      This fund is a non-diversified investment in the outstanding public shares of SOS Staffing Services, Inc.

      Kemper Advantage III
      This fund's objective is to offer both a guaranteed option under its fixed accounts and 26 variable investment options through its separate account. Advantage III is a variable annuity offered by Kemper Investor Life Insurance Company.


(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Interest and Dividend Income

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Kemper Advantage II investment option is reported at contract value which approximates fair value.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

The Company pays all administrative expenses of the Plan, except for certain trustee fees.

(3)   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their account balances.

                   SOS STAFFING SERVICES, INC. 401(k) PLAN

          LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1996




      (b) Identity of Issuer,
         Borrower, Lessor        (c) Description                  (e)Current
(a)      or Similar Party          of Investment       (d) Cost       Value
---  ------------------------    ------------------    ---------  -----------

     Fidelity Institutional      253,852 shares of      $253,852   $  253,852
     Money Market Fund           money market fund

     Fidelity Commonwealth       3,012 shares of          29,937       30,360
     Intermediate Bond Fund      mutual fund

     Fidelity Puritan Fund       10,210 shares of        178,116      176,014
                                 mutual fund

     Fidelity Equity Income Fund 2,957 shares of          69,276       70,229
                                 mutual fund

     Fidelity Blue Chip Growth   5,587 shares of         178,332      182,640
     Fund                        mutual fund

     Fidelity Emerging Growth    7,958 shares of         201,298      200,460
     Fund                        mutual fund

     Fidelity Worldwide Fund     4,494 shares of          66,702       69,162
                                 mutual fund

 *   SOS Staffing Services, Inc. 7,306 shares of          92,690       76,713
                                 common stock

     Kemper Investors Life       Advantage III            65,639       65,639
       Insurance Company         investment option



* Denotes party-in-interest

                   SOS STAFFING SERVICES, INC. 401(k) PLAN

                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                    (h) Current
                                                                                      Value of
                                                   (c)           (d)        (g)       Asset on
(a)  Identity of             (b) Description    Purchase       Selling    Cost of   Transaction        (i) Net
   Party Involved               of Asset          Price         Price      Asset        Date             Gain
----------------------       ---------------   ----------     ---------  --------   -----------        -------



Fidelity Puritan Fund         Mutual Fund      $  178,116  $       N/A  $  178,116  $  178,116             --

Fidelity Intermediate         Mutual Fund          29,937          N/A      29,937       29,937            --
    Bond Fund

Fidelity Equity               Mutual Fund          69,276          N/A      69,276       69,276            --
   Income II Fund

Fidelity Blue Chip            Mutual Fund         178,332          N/A     178,332      178,332            --
   Growth Fund

Fidelity Emerging             Mutual Fund         201,298          N/A     201,298      201,298            --
   Growth Fund

Fidelity Worldwide Fund       Mutual Fund          66,702          N/A      66,702       66,702            --

Fidelity Institutional        Mutual Fund       1,445,605          N/A   1,445,605    1,445,605            --
   Money Market Fund

Fidelity Institutional        Mutual Fund              --    1,191,753   1,191,753    1,191,753            --
   Money Market Fund

SOS Staffing Services, Inc.   Common stock        93,422           N/A      93,422       93,422            --

Eaton Vance Gov't Bond Fund   Mutual Fund             --        69,197      71,482       69,197        (2,285)

Bond Fund of America          Mutual Fund             --        95,757      79,045       95,757        16,712

Alliance Growth &             Mutual Fund             --       115,763      76,651      115,763        39,112
   Income Fund

Templeton Foreign Fund        Mutual Fund             --       120,772     120,450      120,772           322

Dreyfuss Capital              Mutual Fund             --        49,632      53,679       49,632        (4,047)
   Value-A

Paine Webber                  Gov't Money Fund        --        28,127      28,127       28,127            --

Paine Webber                  KP Cash Reserve         --        93,268      93,268       93,268            --

Paine Webber                  RMA Money Market   423,508            --     423,508      423,508            --

Paine Webber                  RMA Money Market        --       423,508     423,508      423,508            --


                                  Signatures



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized in the City of Salt Lake City, Utah on the 26th day of June, 1997.


                                          SOS STAFFING SERVICES, INC. 401(k)PLAN


                                          By: /s/ John K.Morrison
                                                  John K. Morrison
                                                  General Counsel & Secretary
                                                  SOS Staffing Services, Inc.

                                EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K


Exhibit
Number            Description

23.1        Consent of Arthur Anderson LLP

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8 File No. 33-92268.




ARTHUR ANDERSEN LLP

Salt Lake City, Utah
June 26, 1997